UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Hudson Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443787106
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,851,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,851,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,851,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,851,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,851,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,851,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,851,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,851,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON BRADLEY L. RADOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 603,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON RICHARD K. COLEMAN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 443787106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,851,098 Shares beneficially owned by Lone Star Value Investors is approximately $6,760,292, including brokerage commissions.

The Shares purchased by each of Messrs. Radoff and Coleman were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 603,800 Shares directly owned by Mr. Radoff is approximately $1,494,769, including brokerage commissions. The aggregate purchase price of the 1,000 shares directly owned by Mr. Coleman is approximately $3,269, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 16, 2014, the Reporting Persons issued an open letter to the Issuer’s shareholders.  In the letter, Lone Star Value highlighted the undisputed facts of the Issuer’s continual underperformance and set the record straight with regard to the Issuer’s unfounded recent claims. The letter stressed that over the last 10 years, the Issuer’s stock price has declined by approximately 75%, the Issuer has been unprofitable almost every year and its stock price has substantially lagged its peers by an astounding 259% in total shareholder returns.  Lone Star Value also set the record straight regarding a number of unfounded claims made by the Issuer in its recent filings with the SEC.  For example, while the Issuer has claimed that it is making progress on its plans, Lone Star Value noted that in reality the Issuer continues to lose money and its stock price is down 14% year to date.  Furthermore, the Issuer’s CEO, Manuel Marquez, has been on the job for three years, plenty of time to execute on a turnaround; yet, no turnaround appears in sight as the Issuer has lost half of its client base and sustained revenue losses of almost 30% during his tenure.  Lone Star Value noted that its two nominees, Richard K. Coleman, Jr. and Jeffrey E. Eberwein, have directly relevant turnaround experience that the Board is currently missing and are deeply committed to overseeing a successful turnaround at the Issuer as the Issuer is the largest investment in Lone Star Value’s portfolio. Lone Star Value concluded by urging all shareholders to vote on their gold proxy card to elect Lone Star Value’s two nominees to the Board at the upcoming 2014 Annual Meeting.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,874,968 Shares outstanding, as of March 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on May 16, 2014, Lone Star Value Investors beneficially owned 1,851,098 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,851,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,851,098
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 443787106

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 1,851,098 Shares owned by Lone Star Value Investors.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,851,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,851,098
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 1,851,098 Shares owned by Lone Star Value Investors.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,851,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,851,098
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 1,851,098 Shares owned by Lone Star Value Investors.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,851,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,851,098
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 443787106

E.	Mr. Radoff

(a)	As of the close of business on May 16, 2014, Mr. Radoff directly owned 603,800 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 603,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 603,800
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Coleman

(a)	As of the close of business on May 16, 2014, Mr. Coleman directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Coleman has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 2,455,898 Shares, constituting approximately 7.5% of the Shares outstanding, are reported in this Amendment No. 1 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to Shareholders of the Issuer, dated May 16, 2014.

CUSIP NO. 443787106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Richard K. Coleman, Jr.

/s/ Bradley L. Radoff
BRADLEY L. RADOFF

CUSIP NO. 443787106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

17,180	3.8098	03/17/2014
20,351	3.8630	03/18/2014
1,098	3.5100	05/01/2014

BRADLEY L. RADOFF

3,800	3.5753	03/25/2014